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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aurora Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2565 West Maple Road
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lori Kamen	248-414-1955	lkamen@sassetmgmt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

9/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Kamen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aurora Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President and Chief Compliance Officer

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AURORA SECURITIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT
ACCOUNTANTS' COMPILATION REPORT

December 31, 2024

TABLE OF CONTENTS



Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and
Those Charged With Governance of
Aurora Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Aurora Securities, Inc. (the Company) as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul St.
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 25, 2025

AURORA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

		2024
ASSETS		
Cash and cash equivalents	$	506,290
Deposit with Clearing Organizations		115,788
Prepaid expenses		40,948
Commissions receivable		212,613
	$	875,639

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	7,009
Payroll liabilities		59,902
Other current liabilities		25,072
Commissions payable		606,350
		698,333
COMMITMENTS		-
STOCKHOLDERS' EQUITY		
Common stock - authorized, 10,000 shares; issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		133,000
Retained earnings		43,306
		177,306
	$	875,639

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2024

	2024
Revenues	
Private placement commissions	$ 7,341,142
Commissions	1,056,245
Distribution Fees	111,092
Sponsorship income	147,308
Other income	132,159
	8,787,946
Expenses	
Salaries, wages, commissions and benefits	8,360,175
Insurance expense	88,070
Regulatory fees	78,684
Occupancy and equipment	18,000
Professional fees	43,258
Technology and communications	41,566
Other operating expenses	105,669
	8,735,422
Income (loss) before income taxes	52,524
Income tax expense – current	2,324
Net income (loss)	$ 50,200

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2024

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2023	1,000	133,000	(6,894)	127,106
Contributed capital	-	-	-	-
Net income for year	-	-	50,200	50,200
Balance at December 31, 2024	$ 1,000	$ 133,000	$ 43,306	$ 177,306

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2024

	2024
Cash flows from operating activities	
Net income (loss)	$ 50,200
Adjustments to reconcile net income (loss) to net	
cash provided (used) by operating activities:	
Depreciation	-
(Increase) decrease in deposits and other	29,880
Increase (decrease) in accounts/commission payable	184,165
Increase (decrease) in related party payable	-
(Increase) decrease in receivables	(68,997)
Increase (decrease) in other current liabilities	(22,910)
Increase (decrease) in payroll liabilities	48,465
Net cash provided (used) by operating activities	220,804
Cash flows (used) by investing activities:	
Purchase of equipment	-
Cash flows used by financing activities:	.
Additional paid-in capital	-
Payments on note payables	-
Net cash provided (used) by financing activities	-
Net increase (decrease) in cash	220,804
Cash and cash deposits at beginning of year	401,274
Cash and cash deposits at end of year	$ 622,078
Cash paid during the year for interest	$ 2,006
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of this statement.

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2024

NOTE A.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Nature of Operations

The Company is a registered securities broker dealer. The Company was formed to offer a broad range of investment management services for the investing public located primarily in Southeast Michigan. The Company maintains no physical securities, client cash or margin accounts.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may exceed FDIC insured limits. At December 31, 2024, the Company's uninsured cash balance total was $256,290.

The Company has one major broker that accounted for approximately 82% of the revenue which is approximately $7.2 million. The Company expects to maintain this relationship with the broker.

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2024

NOTE A.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees and fees on insurance products are recorded when income is reasonably determinable.

Commissions Receivable consists of commissions, fees and other amounts owed to the Company. The Company considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Advertising

The Company's advertising costs are expensed as incurred. Advertising costs is $990 as of December 31, 2024.

NOTE B.   COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Commissions from brokers represent commissions due and accrued to the Company from their correspondents. The payable to brokers are commissions due to the brokers.

NOTE C.   EXEMPTION UNDER RULE 17a-5

The Company is filing this Exemption Report under 15c3-3(k)(2)(ii) and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

NOTE D.   INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities

AURORA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2024

NOTE D. INCOME TAXES (continued)

for the expected future consequences of events that have been recognized in the Company's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. If it is more likely than not that some portion or all of a deferred tax asset will not be recognized, a valuation allowance is recognized.

The Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2024, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

During the year ended December 31, 2024, the Company incurred $114 of interest and penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

NOTE E. RELATED PARTIES

The Company leases office space on a month-to-month basis of a related organization (common stockholder) and accordingly, incurred expenses to such organization amounting to $18,000 for the year ended December 31, 2024.

NOTE F. BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE G. NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Company. At December 31, 2024, net capital as defined by the rules, equaled $125,855. The ratio of aggregate indebtedness to net capital was 554.87%. Net capital in excess of the minimum required was $75,358.

NOTE H.   POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Company.

NOTE I.   CONTINGENCIES

There are no contingencies that will have a material adverse effect on the Company's financial position as of December 31, 2024.

NOTE J.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 21, 2025, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

AURORA SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2024

COMPUTATION OF NET CAPITAL

3530	Total stockholders' equity from Statement of Financial Condition		$ 177,306
3620	Less nonallowable assets from Statement of Financial Condition		(51,451)
3640	Net capital before haircuts on securities positions		125,855
3740	Haircuts on securities		-
3750	Net Capital		$ 125,855

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

3756	(A) Minimum net capital required based on 6-2/3% of aggregate indebtedness	$ 46,556	
3758	(B) Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000	
3760	Net capital requirement: greater of (A) or (B)		50,000
3770	Excess Net Capital		$ 75,855
	(C) - 10% of total aggregate indebtness	$ 69,833	
	(D) - 120% of minimum net capital requirement	$ 60,000	
3780	Net Capital less the greater of (C) or (D)		$ 56,022

COMPUTATION OF AGGREGATE INDEBTEDNESS

3840	Aggregate indebtedness - total liabilities		$ 698,333
3850	Percentage of Aggregate Indebtness to Net Capital		554.87%

AURORA SECURITIES, INC.

SCHEDULE II & III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

This Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder and
Those Charged With Governance of
Aurora Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Aurora Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

325 North Saint Paul St.
Suite 3100
Dallas, Texas 75201
214.738.1998

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Dallas, Texas
March 25, 2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and
Those Charged With Governance of
Aurora Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Aurora Securities, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;
2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) acting as a mutual fund retailer (2) broker or dealer selling variable life insurance or annuities (3) broker or dealer selling tax shelters or limited partnerships in primary distributions (4) private placement of securities throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) acting as a mutual fund retailer (2) broker or dealer selling variable life insurance or annuities (3) broker or dealer selling tax shelters or limited partnerships in primary distributions (4) private placement of securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modificat ons that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
March 25, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998



AURORA SECURITIES, INC.

SCHEDULE IV

SUPPLEMENTAL EXEMPTION REPORT PURSUANT TO SEC RULE 1 7a-5

December 2024

Aurora Securities, Inc. Exemption Report

Aurora Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F .R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3. under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined In Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Aurora Securities, Inc.
_____

I, Lori Kamen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Lori Kamen, President

March 21. 2025
Date

PCAOB FIRM INFORMATION

Sanville & Company (169)   Registration Date: 9/18/2003